UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-Held Corporation

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

MATERIAL FACT

Telefônica Brasil S.A. ("Company" or "Telefônica Brasil"), in the manner and for the purposes of CVM Instructions No. 358/02, as amended, and No. 565/2015, and complementing the Material Fact published on September 22, 2015, hereby informs to its shareholders and to the public in general that on this date the Board of Directors approved the terms and conditions of the corporate restructuring involving the Company, its wholly-owned subsidiary and a company controlled by the latter (“Corporate Restructuring”), as well as the proposal for the convening of an Extraordinary Shareholders’ Meeting on April 1, 2016 ("ESM"), to resolve on the Corporate Restructuring.

1.       Companies involved in the operation.

This is corporate restructuring involving the Company and its wholly-owned subsidiary GVT Participações S.A. ("GVTPart"), preceded by a restructuring involving the subsidiaries of the latter, Global Village Telecom S.A. ("GVT") and POP Internet Ltda. ("POP"), as described below. The current corporate structure is as follows:

GVTPart is a holding company whose objective is to invest in other companies, domestic or foreign, as a partner or shareholder.

GVT, in turn, is primarily engaged in the provision of fixed telecommunications services, including pay-TV, in Brazil.

TELEFÔNICA BRASIL S.A.

Publicly-Held Corporation

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

POP (only indirectly involved in the Corporate Restructuring as evidenced from item 2 on) is engaged principally in the development of activities related to computers and internet.

2.       Description of operation and justification.

The Corporate Restructuring to be submitted to the ESM is the incorporation, by the Company, of GVTPart ("Merger").

It turns out that on the same date and immediately prior to the Merger, GVT will be split and its net assets will be transferred part to GVTPart and part to POP. The portion of the spun-off net assets of GVT concerning the goods, rights and obligations related to telecommunications activities will be absorbed by GVTPart and the remaining portion, concerning the assets, rights and obligations related to the other activities than telecommunications will be absorbed by POP.

The Corporate Restructuring aims to simplify the Company's corporate structure as well as rationalize services provided by the companies involved, and also at the end, will provide the concentration of activities related to the provision of telecommunications services in a single company, Telefônica Brasil, and the migration of activities provided by GVT other than telecommunications services for POP.

After the intended Corporate Restructuring, the corporate structure involving companies is as follows:

3.       Main benefits, costs and risks of the operation.

The simplification of the corporate structure and the concentration of the provision of telecommunications services in the Company will promote a convergence environment, facilitating the consolidation and confluence of the telecommunications services provision and the simplification of service packages offers, as well as the consequent administrative and operational cost optimization, and the standardization of GVT and Telefônica Brasil’s operations. As it was intended with the acquisition of GVT, the Corporate Restructuring materializes the possibility of the Company strengthen its position in a key market and enhance its growth profile and profitability, finally uniting the operations of Telefônica Brasil’s largest 3G and 4G mobile national network to the extensive fiber optic network of GVT.

TELEFÔNICA BRASIL S.A.

Publicly-Held Corporation

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

There are no significant costs related to the Corporate Restructuring.

The Company foresees no risks caused by corporate restructuring.

4.       Exchange ratio of shares and criteria for its fixation.

Given that there are no non-controlling shareholders of GVTPart, as the latter is a wholly-owned subsidiary of the Company, there is no need to talk about exchange ratio of minority shares of GVTPart for Company shares.

Still, with respect to the operation prior to the Merger, there is also no need to talk about exchange ratio, as GVT is controlled by GVTPart and by the Company, not existing minority shareholders.

5.       Calculation of the Exchange Ratio pursuant to art. 264 of Law No. 6,404/76

Since the Merger does not entail a capital increase or change in ownership of the Company's shareholders, since GVTPart is a wholly-owned subsidiary of the Company, there is no need to talk about exchange ratio of shares of GVTPart's shareholders for shares of the Company, and also as there is not, consequently, interests of minority shareholders to be protected and, therefore, as understood by CVM in similar previous cases and in accordance with the provisions of CVM Deliberation No. 559/08, the dispositions of art. 264 of the Law of Corporations and of art. 8 of CVM Instruction No. 565/15 do not apply.

6. Right of withdrawal and reimbursement amount.

Under Article 137 of Law 6,404/76, as amended, the Corporate Restructuring does not give the Company's shareholders the right to withdraw. Still, considering that there are no minority shareholders of GVTPart, as the latter is a wholly-owned subsidiary of the Company, there is no need to talk about right to dissent and exercise of withdrawal rights of minority shareholders of GVTPart as dealt with in articles 136, item (iv) and 137 of the Law of Corporations.

TELEFÔNICA BRASIL S.A.

Publicly-Held Corporation

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

7.       Major assets and liabilities that will form each portion of the equity, in case of split.

The operation to be submitted to the Company's shareholders will be a full merger of GVTPart by the Company.

Considering that, on the same date and immediately prior to the Merger, as described in item 2 of this Material Fact, GVTPart will absorb a portion of the spun-off net assets of GVT, the Company announces that the shareholders’ equity of GVTPart and the assets and liabilities that will form the respective portion of the net assets of GVT to be absorbed by GVTPart which then will be merged into the Company, are described in the appraisal report of the shareholders’ equity of GVTPart and in the Independent Auditors' Report of Fair Assurance on the Combined Financial Information of GVTPart and of the spun-off portion of the net assets of GVT object of incorporation by GVTPart, which are attached to the Merger Protocol released today along with the ESM’s Administration's Proposal.

In short, such assets and liabilities of GVT to be transferred to GVTPart and later incorporated into the Company correspond to telecommunications activities and value-added services. Anyway, these elements are already reflected in the shareholders’ equity of the controlling company of GVTPart and, therefore, in the shareholders’ equity of the Company, which owns 100% of the share capital of GVTPart.

8. Authorities approval.

The Corporate Restructuring was submitted to the appreciation and prior approval of Agência Nacional de Telecomunicações - ANATEL, which approved it in accordance with the Act of prior approval of No. 50,169, issued on January 22, 2016 and published in the Official Gazette of January 28, 2016.

9. Other relevant information.

TELEFÔNICA BRASIL S.A.

Publicly-Held Corporation

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

The Corporate Restructuring is subject to the approval of shareholders of the companies involved, in shareholders’ meetings and/or bylaws modification (as appropriate) to be held for this purpose, on the same date of the ESM.

The documents necessary for the decision on the Merger in question on the ESM will be available to shareholders who submit, to the Company's headquarters, identification, powers and evidence of their respective shareholdings issued with a maximum of 72 hours in advance, on weekdays as from March 15, 2016, from 9:00 a.m. to 6:00 p.m.. Further information may be obtained by calling (11) 3430-3687. Still, the documents, including the attachment 20-A of CVM Instruction 481/09 may also be consulted through the website of Comissão de Valores Mobiliários - CVM (www.cvm.gov.br), of BM&FBovespa S.A. - Bolsa de Valores, Mercadorias e Futuros (www.bmfbovespa.com.br) and of the Company (www.telefonica.com.br/ir).

São Paulo, March 14, 2016.

Alberto Manuel Horcajo Aguirre

Investor Relations Officer

Telefônica Brasil – Investor Relations

Phone: +55 11 3430-3687

E-mail: ir.br@telefonica.com

Information available at www.telefonica.com.br/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	March 14, 2016	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director